FILE NO. 70-9755

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                 POST-EFFECTIVE AMENDMENT NO. 2
                        (AMENDMENT NO. 5)

                           TO FORM U-1

                     APPLICATION/DECLARATION

                              UNDER

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



Northeast Utilities                         Holyoke Water Power Company
Western Massachusetts Electric Company      One Canal Street
174 Brush Hill Avenue                       Holyoke, MA 01040
West Springfield, MA 01090-0010

The Connecticut Light and Power Company     Public Service Company
NU Enterprises, Inc.                          of  New Hampshire
Northeast Generation Service Company        North Atlantic Energy
E.S. Boulos Company                           Corporation
Woods Network Services, Inc.                Energy Park
Woods Electrical Co., Inc.                  780 North Commercial Street
Northeast Generation Company                Manchester, NH 03101
Select Energy, Inc.
Select Energy New York, Inc.                Select Energy Services, Inc.
Mode 1 Communications, Inc.                 24 Prime Parkway
Northeast Utilities Service Company         Natick, MA 01760
107 Selden Street
Berlin, CT 06037

Yankee Energy System, Inc.                  The Rocky River Realty
Yankee Gas Services Company                   Company
Yankee Energy Financial Services Company    The Quinnehtuk Company
NorConn Properties, Inc.                    Northeast Nuclear Energy
Yankee Energy Services Company                Company
107 Selden Street                           107 Selden Street
Berlin, CT  06037                           Berlin, CT  06037

    (Name of companies filing this statement and addresses of
                  principal executive offices)

                       NORTHEAST UTILITIES
            (Name of top registered holding company)

                     Gregory B. Butler, Esq.
          Vice President, Secretary and General Counsel
               Northeast Utilities Service Company
                          P.O. Box 270
                     Hartford, CT 06141-0270
             (Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to

        Jeffrey C. Miller	               David R. McHale
        Assistant General Counsel         Vice President and Treasurer
        Northeast Utilities               Northeast Utilities
         Service Company                   Service Company
        P.O. Box 270                      P.O. Box 270
        Hartford, CT 06141-0270           Hartford, CT 06141-0270

                             ITEM 6
                EXHIBITS AND FINANCIAL STATEMENTS


1. The following additional exhibits and financial statements are filed herewith:

     (a) Exhibits (exhibits marked with an asterisk (*) previously filed, exhibits marked #, to be filed by amendment)

          *A.2 Proposed Terms of the NU Money Pool (Revised
               April 2003)

          *D.1 New Hampshire Public Utilities Commission Order
               20,416 Approving Participation of PSNH in NU Money
               Pool (March 19, 1992)

          #D.2 MDTE Order Authorizing Participation by WMECO in
               NU Money Pool

          D.3  New Hampshire Public Utilities Commission Order
               23,841 Approving $100 million of Short-term Debt for PSNH

          F.2  Opinion of Counsel

          *H.2 Form of Notice

     (b)    Financial Statements

     1    Northeast Utilities and Subsidiaries Consolidated

          1.1 Pro Forma Balance Sheet - Assets, Liabilities and Capitalization as of December 31, 2002

          1.2 Pro Forma Income Statement, Statement of Retained Earnings and Capital Structure and Adjustment for the 12 Months ended December 31, 2002

     2.   Northeast Utilities (Parent)

          2.1 Pro Forma Balance Sheet - Assets, Liabilities and Capitalization as of December 31, 2002

          2.2    Pro Forma Income Statement, Statement of
                 Retained Earnings and Capital Structure and
                 Adjustment for the 12 Months ended December 31, 2002

     3.   The Connecticut Light and Power Company

          3.1 Pro Forma Balance Sheet - Assets, Liabilities and Capitalization as of December 31, 2002

          3.2 Pro Forma Income Statement, Statement of Retained Earnings and Capital Structure and Adjustment for the 12 Months ended December 31, 2002

     4.   Public Service Company of New Hampshire

          4.1 Pro Forma Balance Sheet - Assets, Liabilities and Capitalization as of December 31, 2002

          4.2 Pro Forma Income Statement, Statement of Retained Earnings and Capital Structure and Adjustment for the 12 Months ended December 31, 2002

     5.   Western Massachusetts Electric Company

          5.1 Pro Forma Balance Sheet - Assets, Liabilities and Capitalization as of December 31, 2002

          5.2 Pro Forma Income Statement, Statement of Retained Earnings and Capital Structure and Adjustment for the 12 Months ended December 31, 2002

     6.   North Atlantic Energy Corporation

          6.1 Pro Forma Balance Sheet - Assets, Liabilities and Capitalization as of December 31, 2002

          6 Pro Forma Income Statement, Statement of Retained Earnings and Capital Structure and Adjustment for the 12 Months ended December 31, 2002

     7.   Holyoke Water Power Company

          7.1 Pro Forma Balance Sheet - Assets, Liabilities and Capitalization as of December 31, 2002

          7.2 Pro Forma Income Statement, Statement of Retained Earnings and Capital Structure and Adjustment for the 12 Months ended December 31, 2002

     8.   Northeast Nuclear Energy Corporation

          8.1 Pro Forma Balance Sheet - Assets, Liabilities and Capitalization as of December 31, 2002

          8.2 Pro Forma Income Statement, Statement of Retained Earnings and Capital Structure and Adjustment for the 12 Months ended December 31, 2002

     9.   Yankee Energy System, Inc.

          9.1 Pro Forma Balance Sheet - Assets, Liabilities and Capitalization as of December 31, 2002

          9.2 Pro Forma Income Statement, Statement of Retained Earnings and Capital Structure and Adjustment for the 12 Months ended December 31, 2002

     10.  Yankee Gas Services Company

          10.1 Pro Forma Balance Sheet - Assets, Liabilities and Capitalization as of December 31, 2002

          10.2 Pro Forma Income Statement, Statement of Retained Earnings and Capital Structure and Adjustment for the 12 Months ended December 31, 2002


SIGNATURE

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the Applicants have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

May 7, 2003

Northeast Utilities
Northeast Utilities Service Company
The Connecticut Light and Power Company
Western Massachusetts Electric Company
Public Service Company of New Hampshire
North Atlantic Energy Corporation
Holyoke Water Power Company
Northeast Nuclear Energy Company
Yankee Energy System, Inc.
Yankee Gas Services Company
The Rocky River Realty Company
The Quinnehtuk Company
NU Enterprises, Inc.
Northeast Generation Company
Northeast Generation Service Company
Woods Electrical Co., Inc.
Woods Network Services, Inc.
E.S. Boulos Company
Select Energy, Inc.
Select Energy New York, Inc.
Mode 1 Communications, Inc.
Select Energy Services, Inc.
Yankee Energy Financial Services Company
Yankee Energy Services Company
NorConn Properties, Inc.



     By:  /s/ Randy A. Shoop
          Name: Randy A. Shoop
          Title: Assistant Treasurer-Finance
          Northeast Utilities Service Company as Agent
          for all of the above-named Applicants



D.3  New Hampshire Public Utilities Commission Order 23,841

DE 01-168
PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

Petition for Approval of Refinancing of Series A, B and C
Pollution Control Revenue Bonds, Including an Increase in the
Short Term Debt Limit, Issuance of First Mortgage Bonds and

Utilization of Derivative Instruments
Order Approving Petition Subject to Certain Conditions
ORDER NO. 23,843
November 9, 2001

APPEARANCES: Catherine E. Shively, Esq. for Public Service Company of New Hampshire; Office of Consumer Advocate by Kenneth
E. Traum on behalf of residential ratepayers; and Edward N. Damon, Esq. and Donald M. Kreis, Esq. for the Staff of the New Hampshire Public Utilities Commission.

I. PROCEDURAL HISTORY

On August 31, 2001, Public Service Company of New Hampshire
(PSNH) filed with the New Hampshire Public Utilities Commission (Commission) a petition seeking the Commission's approval of the refinancing of PSNH's Series A, B and C pollution control bonds, including an increase in its short term debt limit, the issuance of first mortgage bonds and the utilization of derivative instruments. An Order of Notice dated September 7, 2001 was issued, establishing a procedural schedule, and requiring, among other things, PSNH to publish a copy of the Order of Notice in a statewide newspaper.

By letter dated September 10, 2001, Michael W. Holmes, Esq., Consumer Advocate, notified the Commission that the office of Consumer Advocate (OCA) would participate in this docket on behalf of residential ratepayers consistent with RSA 363:28.
PSNH submitted the prefiled testimonies of Randy A. Shoop, Assistant Treasurer-Finance of PSNH and certain related companies, and Stephen R. Hall, Rate and Regulatory Services Manager for PSNH on September 14, 2001. Certain Attachments to the Company's petition were also submitted on September 14, 2001. On September 25, 2001, the Company submitted Attachment 5 to the petition, and supplemental direct testimony of Stephen R. Hall.

As provided in the Order of Notice, a Prehearing Conference was held on September 27, 2001, commencing at 10:00 a.m. at the offices of the Commission. The Clerk confirmed that newspaper publication was made in accordance with the Order of Notice. The parties held a technical session immediately following the prehearing conference. A prehearing conference order confirming the procedural schedule was issued on October 4, 2001.
The Commission Staff filed its first set of data requests on October 5, 2001. PSNH responses to Staff's data requests were filed with the Commission on October 12, 2001. In addition, PSNH submitted current drafts of the Loan and Trust Agreements for the proposed auction rate securities and fixed rate securities. The Commission Staff filed supplemental data requests on October 17, 2001. PSNH responded to Staff's supplemental data requests on October 19, 2001.

The Commission Staff filed the testimony of Mark A. Naylor,
Finance Director, and Maureen L. Sirois, Economist II, in the proceeding on October 22, 2001.
A hearing on the merits of the case was held on October 24, 2001.

II. POSITIONS OF THE PARTIES AND STAFF

  A.   Public Service Companv of New Hampshire

PSNH, through its witness Mr. Shoop, requested that the Commission approve its refinancing proposal as being in the public good. According to Mr. Shoop, refinancing the Company's existing $66,000,000 Series A Pollution Control Revenue Bonds (PCRBs), $108,985,000 Series B PCRBs and $112,500,000 Series C PCRBs will result in substantial savings to both the Company and its customers.

Mr. Shoop supplemented and modified his pre-filed testimony and indicated that the Company was still considering whether to refinance all three series of bonds as variable, auction rate bonds if the necessary insurance is available, or whether to refinance the Series A and C bonds as variable auction rate securities, and the Series B non-alternative minimum tax bonds as fixed rate securities. He indicated that insurance was needed to access the variable auction rate securities market, and that the Company was still in negotiations with the insurer. He also noted that the issuance of First Mortgage Bonds to evidence and secure the Company's repayment obligations related to the new bonds would be required.

The Loan and Trust Agreements would generally provide for the following transactions: (1) the issue of the new PCRBs by the New Hampshire Business Finance Authority (BFA), (2) the BFA's loan of the proceeds of the new bonds to PSNH to refund the existing Series A, B, and C PCRBs, (3) PSNH's repayment of the loan of the bond proceeds from the BFA through payment to the Trustee, State Street Bank and Trust Company, of all amounts necessary to pay the new PCRBs, (4) PSNH's agreement to evidence and secure its repayment obligations by the issuance of its First Mortgage Bonds, and (5) the BFA's assignment to the Trustee in trust for the bondowners of the BFA's rights, including repayment of the loan to be received from PSNH. The new PCRBs would have a maturity date of May 1, 2021.

In connection with the transfer by NAEC of its interest in Seabrook Station, where the pollution control facilities originally financed by PCRB funding are located, the buyer will need to assume certain obligations regarding continued qualifying use of the financed pollution control facilities. Going forward, PSNH is prepared to oversee compliance with the loan terms necessary to ensure the continuing tax exempt status of the new PCRBs. If all three series of new bonds are issued as variable rate securities, approximately 30 per cent of PSNH's long term debt would be at fixed rates and 70 per cent would be at variable rates. If two of the three series are issued as variable rate securities and the third is fixed, as originally proposed, then the ratio of fixed to floating long term debt would be approximately 56 per cent to 44 per cent.

Mr. Shoop indicated that refinancing the $287,485,000 aggregate principal amount of the bonds at a fixed rate of 5.95 percent would result in estimated annual savings of approximately $4 million. Refinancing the $66,000,000 Series A Bonds and the $112,500,000 Series C Bonds as Dutch auction bonds at an estimated variable rate of 3.32 percent and the $108,985,000 non-alternative minimum tax Series B at an estimated fixed rate of
5.95 percent would result in an estimated annual savings of approximately $7.655 million. Mr. Shoop indicated that if the Series A and C Bonds were refinanced as variable rate bonds, and the Series B Bond were refinanced as 5.95 percent fixed rate bonds, short term variable interest rates, currently around 2.5 to 3.0 percent, would have to approach 5.37 percent before savings would be reduced to the approximately $4 million achieved by refinancing the $287,485,000 aggregate principal amount at a fixed rate of 5.95 percent. See Exhibit 5, Response to Q-Staff-005.

The above savings are coupon to coupon figures and do not include a base case for expected present value in savings over the life of the bonds. In a response to Staff's data request number 8, PSNH states that "using a discount rate of 10 percent, the result of this analysis yields a present value of $65.5 million." However, a similar analysis was not conducted for the case if all the series A, B, and C bonds are at a fixed interest rate of 5.95 percent. Therefore, a comparison of savings between the completed fixed interest rate refinancing scenario and the variable/fixed interest rate refinancing was not conducted.

The variable interest rates on the Series A and C PCRBs will be determined via a Dutch Auction. Mr. Shoop's pre-filed testimony outlines the mechanism behind the Dutch Auction as follows:
"[pursuant to the Dutch Auction Procedures, Broker Dealers submit bids to the Auction Agent on behalf of holders or potential holders of the bonds. Assuming sufficient bids at less than the stated maximum interest rate have been placed for the principal amount of bonds available for sale, the interest rate is established as the lowest rate at which all bonds will either be held by existing holders at the specified rate, or sold to new purchasers." Since 1989, the Dutch Auction Rate has been approximately 70 percent to 80 percent of the London InterBank Offering Rate (LIBOR), and has been slightly higher than the Bond Market Auction rate by about 25 to 30 basis points. Such relationships are evidenced by historical experience and market characteristics, not by loan document requirements. Although the Company has not participated in this Dutch Auction before, other utilities have. Therefore, the Company will seek the aid of two third-party advisors with respect to auction rate securities.

Mr. Shoop discussed the options available to the Company for managing the interest rate risk associated with the bonds, including changing modes and fixing the bonds in accordance with the terms and conditions of the Loan and Trust Agreement(s), refinancing the bonds, retiring them, or entering into derivative instruments. Mode changes, at the discretion of the Company, do not require payment of premiums or fees but variable rate modes are expensive because of credit enhancements. Mr. Shoop indicated that the Company's request for approval to enter into derivative instruments such as swaps, caps, floors, and collars is critical to the Company's refinancing proposal, as such authority would enable the Company to manage its interest rate risk. With interest rates at a recent low, Mr. Shoop stated the Company may need to act quickly when interest rates begin to rise to preserve the benefits of low interest rates for the Company and its customers. Mr. Shoop noted that while there are a number of options for controlling interest rate risk, options other than derivative instruments all require some time to effectuate, and would not be appropriate if the Company needed to act quickly. Mr. Shoop pointed out that while everyone agrees interest rates will begin to rise at some point in time, no one knows exactly when and how quickly any increases will occur. In the past, PSNH has not used derivative instruments to manage interest rate risk.

Mr. Shoop noted that while the Company has not established any written guidelines or benchmarks to determine when it would act to fix interest rates on the bonds, the Company would closely monitor the financial markets and consult with its financial advisors to determine when to enter into any derivative transactions. Mr. Shoop also mentioned that if such a protocol were developed it must be approved by senior management and would not require a significant amount of effort. During cross-examination, Mr. Shoop stated that the Company would be willing to develop such a protocol.

Mr. Shoop also discussed the Company's request for a short term debt limit of $387,485,000, noting that it consisted of (i) $100 million of short term debt for general corporate purposes, including bridging the proposed rate reduction bond financing required to buy out certain small power producers, and (ii) up to $287,485,000 of short term debt, such short term debt to be incurred only to the extent necessary in connection with the issuance or subsequent conversion of the new bonds.

Mr. Hall described how the financing will benefit the Company's customers. He indicated two ways that savings will flow to customers. First, the return applied to Part 3 stranded costs (the "Stipulated Rate of Return" as defined in the Settlement Agreement) will be reduced at the time of the refinancing, and second, during the next rate case, PSNH's cost of capital and therefore return on rate base will be lower (all other things being equal). Mr. Hall estimated that the lower cost of debt will result in an immediate increase in the rate of recovery of Part 3 stranded costs of approximately $1.7 million, and that the entire savings would benefit the Company's customers following the next rate case. Furthermore, Mr. Hall acknowledged that if the cost of debt is higher under proposed refinancing than if all the series PCRBs were at a fixed interest rate, the Company would be accountable during the next rate case. However, he stated that the Company's actions should not be judged with the benefit of hindsight.

B. Office of Consumer Advocate

The Office of Consumer Advocate attended the technical session and participated in the hearing on the merits. The OCA supported the Company's refinancing proposal while sharing the concerns of the Staff witnesses. The OCA suggested that the Commission should now determine a trigger by which PSNH would fix the interest rates or hedge as opposed to later getting into the issue of hindsight. Among the possibilities suggested would be to fix the rates as soon as possible after an increase in the Federal Funds or Discount rate, or to have PSNH now propose a trigger mechanism for Commission approval. The OCA alternatively suggested the Commission consider using the actual interest costs incurred by PSNH for these debt issues during the fixed rate period to determine the cost of these debt issues as the basis for the input in the cost of capital calculation in the next rate case in order to ensure that customers obtain their fair share of the lower interest rates.

The OCA also recommended that the Commission terminate the $100 million short term debt limit for general corporate purposes proposed by the Company when PSNH sells its generating assets, and that the Commission make it clear the $287,485,000 short term debt limit proposed by the Company was authorized only if and to the extent necessary in connection with the new bonds, and was not to be employed for other purposes.

C. Staff

Mr. Naylor's testimony indicated support of PSNH's filing, with the caveat that PSNH should be held accountable for the prudence of its decisions with respect to the extent of variable rate financing it seeks in connection with the PCRB refinancings. Ms. Sirois's testimony indicated an area of concern. Before she can extend support for utilizing derivative instruments, she testified PSNH must develop protocol identifying interest rate benchmarks and procedures addressing actions to be taken when interest rate benchmarks are reached. Furthermore, the Company must conduct risk management analysis.

Ms. Sirois extended her support for refinancing because both long-term and short-term interest rates are near recent lows, and this reduces the cost of debt. Furthermore, the Federal Open Market Committee (FOMC) was expected to further lower the Federal Funds rate on November 6, 2001. According to J.P. Morgan, the Federal Funds Rate may reach 2.0 percent during the fourth quarter of this year. Ms. Sirois's prefiled testimony outlines the possibility of interest rates increasing in the near future. Due to aggressive fiscal policy, the money supply has increased significantly within the last month, she testified. Since the economy is declining in terms of growth, inflation may start to become an issue, she argued. Since it is the goal of the FOMC to maintain an inflation rate within target levels, the FOMC may attempt to fight off inflation via increasing the Federal Funds Rate and the Discount Rate, she stated. During cross-examination, she noted that current and potential levels of inflation would have to increase by a substantial amount to cause concern, when compared to the inflation levels in the 1970s, but that expected inflation is already visible in bond markets.

Ms. Sirois stated that the possibility of interest rate increases are significant to her testimony because if PSNH later decides to use interest rate swaps or caps to exchange variable interest rates for fixed rates, it may have to do so at higher fixed rates and/or costs than could be obtained at the present. Also, if the Company must deal with a high cost of debt due to applying variable rates instead of fixed rates, it may be held accountable through its rate of return.

Mr. Naylor's testimony indicated that with PSNH's T&D rates fixed for 33 months, none of the benefits of lower interest rate charges can be passed through to ratepayers until the T&D rate case occurs under the Settlement provisions in DE 99-099.

In addition, while acknowledging that Part 3 stranded costs will be lower due to the fact that lower debt costs help reduce the Stipulated Rate of Return per the Settlement Agreement, Mr. Naylor pointed out that this benefit to customers is delayed until such time as the stranded cost charge is actually reduced. In addition, PSNH also realizes additional benefits not contemplated under the Settlement: its risk of full recovery of
Part 3 costs is also reduced.

In the next rate case, Staff will look very closely at the cost of debt that PSNH proposes in the T&D rate case. If Staff feels that PSNH has improperly caused the cost of debt to be higher than it might have been had it chosen fixed rates at this time for the PCRBs, or was unable to utilize derivative instruments or the cost thereof were such that overall debt costs were higher than they otherwise would have been had fixed rates for the refinancing been chosen, Staff will urge the Commission to penalize PSNH accordingly through its rate of return.

III. COMMISSION ANALYSIS

Pursuant to RSA 369:1, public utilities engaged in business in this State may issue and sell bonds and other evidences of indebtedness payable more than 12 months after the date thereof only if the Commission finds the proposed issue and sale to be "consistent with the public good." The provisions of RSA 369:1 further specify that the Commission may attach "such reasonable terms and conditions [to its approval] as the commission may find to be necessary in the public interest." Moreover, in Appeal of Easton, 125 N.H. 205 (1984), the New Hampshire Supreme Court held that the Commission must "determine whether, under all the circumstances the financing is in the public good - a determination which includes considerations beyond the terms of the proposed borrowing." Id. at 213.

Based on our review of testimony and exhibits, we conclude that the Company's proposal in regards to refinancing the Series A, B, and C PCRBs is in the public good. Interest rates are approaching historical lows and refinancing would reduce the cost of long term debt. Such savings will reduce the return applied to Part 3 stranded costs and this lower cost of debt will result in an immediate increase in the rate of recovery of Part 3 stranded costs. The Company's required return on rate base is also expected to decrease, and this savings would benefit the Company's customers following the next rate case.

PSNH's use of First Mortgage Bonds in connection with the refinancing is reasonable and is consistent with the structuring of previous PCRB issues.

With respect to the short term debt limit of PSNH, the $100 million of short term debt financing requested for general corporate purposes is $25 million more than PSNH is entitled to without our specific approval. We conclude such $100 million amount is reasonable and should be approved so long as PSNH maintains its current capital structure. However, we will reconsider the reasonableness of continuing to carry this level of short term indebtedness at such time as PSNH sells its generating assets.

With respect to the short term debt limit of PSNH, we do not share PSNH's view that the $287,485,000 requested in order to accomplish the variable rate financing of all three issues is indebtedness "payable less than 12 months after the date thereof" within the meaning of RSA 369:7. Therefore, we do not require approval of such amount under that statute. As to the remaining $100 million of short term debt financing requested for general corporate purposes, we note that under our rules this is $25 million more than PSNH is entitled to without our specific approval. We conclude such $100 million amount is reasonable and should be approved so long as PSNH maintains its current capital structure. However, we may reconsider the reasonableness of continuing to carry this level of short term indebtedness at such time as PSNH sells its generating assets.

With respect to the proposed long term debt financing, the Commission shares the concerns raised by Staff regarding PSNH's use of variable rate bond issues and derivative instruments to protect against the interest rate risks associated with such issues. The Company's proposal is novel, in that this is the first instance in which a utility in New Hampshire has proposed to engage in long term financing using variable rates with hedging opportunities, and this is the Company's first foray into Dutch Auction financing vehicles. The Company's proposal is also unique in that if all three series of PCRBs were redeemed and if variable rate instruments were substituted, a substantial part of the Company's capital structure (i.e., 70 percent of its long term debt) will be subject to interest rate variations, thus exposing the Company and its customers to the risk that applicable rates will increase to levels that are uneconomic relative to fixed rates that could be obtained in today's low-yield bond markets. These risks are put in relief by the unavoidable reality that the Company will be making its decisions about the mix of fixed and variable instruments and about whether to seek hedges against anticipated upward rate movement in a context, at least in the near term, in which it will have an incentive to maximize short term gains, possibly at the expense of longer term savings, given the operation of the fixed rate period.

The Company is persuasive that it makes economic sense to take advantage, at least to some extent, of the present climate of extraordinarily low interest rates, and we will permit the Company the flexibility to enter into these arrangements. However, given the considerations enumerated above, certain customer protections and financing limitations are warranted. First, PSNH must supply to the Commission the same information it must supply to the Securities and Exchange Commission for any transaction entered into under this Order. Second, at such time as PSNH decides to use derivative instruments to turn variable interest rate vehicles into fixed rate instruments, it must provide the Commission with the information on which it relied in determining that such action is prudent and in the public interest.

Third, we will not permit the Company to use fixed rates for all three financings. Rather, the Company may use variable rates for series A and C PCRBs, but must seek long term fixed rate financing for the series B PCRBs, consistent with its original proposal. This limitation on Company flexibility will ensure that a more conservative approach is taken in this first venture into variable rate long term indebtedness than would be represented by a decision to use variable rate financing for all three series, while still permitting the Company to explore and take advantage of opportunities for variable rate financing with respect to a significant portion of its long term debt portfolio.

At the same time, however, we put the Company on notice that in any later relevant proceeding, the Company will bear the burden of demonstrating that any determination to use variable rate instruments was made according to sound management protocols. We will look to the rate that the Company could have obtained for comparable fixed rate securities as a benchmark against which to evaluate the soundness of the arrangements actually entered into by the Company. We note further that we will consider in any such proceeding the extent to which the Company took steps to ensure that it and its customers are protected against serious downside events. Thus, for example, we will look to see whether the Company has leveraged its derivative transactions, failed to hedge its derivative transactions, entered into swap transactions with counterparties that do not meet adequate credit rating requirements, or entered into assignable derivative transactions. See, e.g., Re National Fuel Gas Distribution Corporation, Case No. 99-G-0541 (New York Public Service Commission, July 28,
1999), PUR 4th 111294, at 7-8.

Based upon the foregoing, it is hereby

ORDERED, that pursuant to RSA Chapter 369:1-4, the Commission finds that the proposed financing, upon the terms and conditions proposed in the Company's petition and testimony, as supplemented and modified, and subject to the terms and conditions specified in this order, is consistent with the public good; and it is

FURTHER ORDERED, that the Commission hereby approves and authorizes, pursuant to RSA 369:1,3 and 4, PSNH's redemption and refinancing of $178,500,000 principal amount of currently outstanding Series A and C PCRBs, through the issuance and sale by the Business Finance Authority of the State of New Hampshire ("BFA") of up to $178,500,000 aggregate principal amount of fixed or variable rate Pollution Control Revenue Refunding Bonds (the "New Fixed or Variable Rate Bonds") in one or more series, payable more than 12 months after the date thereof, upon the terms and conditions proposed in the Company's petition and testimony as supplemented and modified, and subject to the terms and conditions specified in this order, and to take all actions necessary for and in connection with the issuance of such bonds and conversion of the bonds to other modes in accordance with the loan documentation, including but not limited to (i) entry into one or more Loan and Trust Agreement(s) with the Business Finance Authority of the State of New Hampshire and the Trustee, (ii) the purchase of insurance to secure repayment of the New Fixed or Variable Rate Bonds, and (iii) the issuance of First Mortgage Bonds payable more than 12 months after the date thereof to evidence and secure certain of the Company's repayment obligations related to the New Fixed or Variable Rate Bonds, all as described in the petition and testimony of PSNH, as supplemented and modified, and substantially as contemplated by the documentation submitted by PSNH to the Commission and subject to the terms and conditions specified in this order; and it is

FURTHER ORDERED, that the Commission hereby approves and authorizes, pursuant to RSA 369:1,3 and 4, PSNH's redemption and refinancing of $108,985,000 principal amount of currently outstanding Series B PCRBs, through the issuance and sale by the Business Finance Authority of the State of New Hampshire ("BFA") of up to $108,985,000 aggregate principal amount of fixed rate Pollution Control Revenue Refunding Bonds (the "New Fixed Rate Bonds") in one or more series, payable more than 12 months after the date thereof, upon the terms and conditions proposed in the Company's petition and testimony as supplemented and modified, and subject to the terms and conditions specified in this order, and to take all actions necessary for and in connection with the issuance of such bonds, including but not limited to (i) entry into one or more Loan and Trust Agreement(s) with the Business Finance Authority of the State of New Hampshire and the Trustee,
(ii) the purchase of insurance to secure repayment of the New Fixed Rate Bonds, and (iii) the issuance of First Mortgage Bonds payable more than 12 months after the date thereof to evidence and secure certain of the Company's repayment obligations related to the New Fixed Rate Bonds, all as described in the petition and testimony of PSNH, as supplemented and modified, and substantially as contemplated by the documentation submitted by PSNH to the Commission, and subject to the terms and conditions specified in this Order; and it is

FURTHER ORDERED, that the Commission hereby approves and authorizes PSNH, pursuant to RSA 369:1-4, to mortgage its properties and franchises and to issue a principal amount of its fixed or variable rate First Mortgage Bonds, in one or more series, equal or substantially similar in amount to the amount of New Fixed or Variable Rate Bonds issued by the Company, to evidence and secure certain of the Company's repayment obligations related to the New Fixed or Variable Rate Bonds and/or any insurance policy or other credit enhancement securing the New Fixed or Variable Rate Bonds, with principal, interest, payment and other related terms the same as or substantially similar to those of the New Fixed or Variable Rate Bonds, all as described in the petition and testimony of PSNH, as supplemented and modified, and substantially as contemplated by the documentation submitted by PSNH to the Commission and subject to the terms and conditions specified in this Order; and it is

FURTHER ORDERED, that the Commission hereby approves and authorizes PSNH, pursuant to RSA 369:1-4, to mortgage its properties and franchises and to issue a principal amount of its fixed rate First Mortgage Bonds, in one or more series, equal or substantially similar in amount to the amount of New Fixed Rate Bonds issued by the Company, to evidence and secure certain of the Company's repayment obligations related to the New Fixed Rate Bonds and/or any insurance policy or other credit enhancement securing the New Fixed Rate Bonds, with principal, interest, payment and other related terms the same as or substantially similar to those of the New Fixed Rate Bonds, all as described in the petition and testimony of PSNH, as supplemented and modified, and substantially as contemplated by the documentation submitted by PSNH to the Commission and subject to the terms and conditions specified in this order; and it is

FURTHER ORDERED, that the proceeds from the issuance of the New
Fixed or Variable Rate Bonds be used for the purposes of refunding the Company's outstanding 1991 $66,000,000 Series A
PCRBs and $112,500,000 Series C Pollution Control Revenue
Refunding Bonds; and it is

FURTHER ORDERED, that the proceeds from the issuance of the New
Fixed Rate Bonds be used for the purposes of refunding the Company's outstanding 1991 $108,985,000 Series B Pollution
Control Revenue Refunding Bonds; and it is

FURTHER ORDERED, that the Company is authorized, upon meeting the amended conditions listed above, from time to time during the term that the New Fixed or Variable Rate Bonds remain outstanding, to enter into interest rate swaps, caps, collars, floors or other similar derivative instruments in a notional amount not exceeding $178,500,000 to manage financial impacts from interest rate fluctuations associated with the New Fixed or Variable Rate Bonds; and it is

FURTHER ORDERED, that pursuant to RSA 369:7 and N.H.. Admin. Rule Puc 307.05 the Commission hereby approves and authorizes a $100 million short term debt limit for general corporate purposes, to be applicable until further order of the Commission; and it is

FURTHER ORDERED, that the Company file true copies of the loan documents executed or otherwise finally issued in connection with the closing of the transactions contemplated hereby.

By order of the Public Utilities Commission of New
Hampshire this ninth day of November, 2001.
________________     _________________    _______________
Thomas B. Getz       Susan S. Geiger      Nancy Brockway
Chairman             Commissioner         Commissioner

Attested by:
_____________________
Claire D. DiCicco
Assistant Secretary